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                        [MOUNTAIN BANK HOLDING COMPANY LOGO]



                                 September __, 1998



Dear Shareholders,

     The Board of Directors of Mountain Bank Holding Company has authorized a stock offering of 100,000 shares of common stock at $17.50 per share. This is the sixth offering since Mt. Rainier National Bank opened in July of 1990. The new capital from this offering will be used to support the growth of the Company, including the opening of a new bank branch facility in Auburn, Washington.

     As with our last offering, existing shareholders, as well as those who have been waiting to become shareholders, will have an opportunity to subscribe for shares. Please review the enclosed prospectus for a full explanation of the offering.

     During Phase 1 of this offering (October 1 through October 31, 1998), existing shareholders may purchase up to one share for each sixteen (16) shares now held. In addition, existing shareholders are given the opportunity during Phase 1 to indicate their interest in purchasing more than their allocated shares (up to a total of 2,500 additional shares).

     If shares are still available after October 31, 1998, they will be offered to existing and new shareholders on a first come, first served basis from November 1 through November 30, 1998, unless the offering is terminated earlier.

     On behalf of the directors, management and staff, we would like to thank you for the support you have shown the Bank in the past. If you have any questions regarding this offering, please contact Sandi Franz, Roy Brooks, or Steve Moergeli at the Bank.


                              Sincerely,



     Roy T. Brooks                           Steve W. Moergeli
     Chief Executive Officer                 President
     Mountain Bank Holding Company           Mt. Rainier National Bank